

September 21, 2022

William McLain, Jr.
Senior Vice President and Chief Financial Officer
Eastman Chemical Company
200 South Wilcox Drive
Kingsport, TN 37662

> **Re: Eastman Chemical Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Filed February 25, 2022**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2022**
> **Filed August 1, 2022**
> **File No. 001-12626**

Dear Mr. McLain:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences